Exhibit 99.1
Financial Statements
Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
For the Three Months ended January 31, 2011
Unaudited
NOTICE TO READER
Management has compiled the unaudited interim financial statements of Quest Rare Minerals Ltd. as at January 31, 2011 and for the three-month period then ended. These interim financial statements have not been audited or reviewed by the Corporation’s independent auditors.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
BALANCE SHEETS

	January 31	October 31
	2011	2010
	$	$
|	|
ASSETS
Current
Cash (note 3)	23,310,074	50,449,202
Investments (note 4)	16,305,865	31,600
Commodity taxes receivable	787,447	885,997
Prepaid expenses and deposits	577,347	362,682
Tax credits receivable	3,352,712	3,352,712

Total current assets	44,333,445	55,082,193
Investments — long-term (note 4)	8,735,102	—
Tax credits receivable — long-term	522,279	522,279
Mining properties and deferred costs (note 6)	11,482,480	9,980,304

	65,073,306	65,584,776

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 5)	429,324	2,332,957

Shareholders’ equity
Share capital (note 7(a))	57,290,181	55,110,324
Warrants (note 7(c))	10,739,213	11,234,987
Contributed surplus	10,899,244	3,640,448
Deficit	(14,284,656)	(6,733,940)

Total shareholders’ equity	64,643,982	63,251,819

	65,073,306	65,584,776

Nature of operations, contingencies and commitments (notes 1, 11 and 12)
See accompanying notes

On behalf of the Board:

(Signed) Peter J. Cashin	(Signed) Ronald Kay
Director	Director

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
STATEMENTS OF OPERATIONS,
COMPREHENSIVE LOSS AND DEFICIT

	Three months
	ended January 31
	2011	2010
	$	$

INCOME
Interest	153,304	5,026

EXPENSES
Professional fees	219,519	43,300
Investor relations	291,020	144,980
Administration expenses (note 7(b))	6,896,181	253,940
Write-down of mining properties and deferred costs	296,200	—
Unrealized loss (gain) on investments held for trading	1,100	(10,000)

	7,704,020	432,220

Net loss and comprehensive loss for the period	(7,550,716)	(427,194)

Deficit, beginning of period	(6,733,940)	(2,061,497)

Deficit, end of period	(14,284,656)	(2,488,691)

Net loss per share
Basic and fully diluted	(0.13)	(0.01)

Weighted average number of outstanding shares
Basic and fully diluted	57,945,214	40,103,416

See accompanying notes

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
STATEMENT OF SHAREHOLDERS’ EQUITY

					Contributed
	Share capital		Warrants		Surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance — October 31, 2009	39,938,319	11,539,429	5,065,251	1,055,690	725,518	(2,061,497)	11,259,140
Issuance of shares for warrants (note 7(a)(iii))	788,635	372,024	(788,635)	(56,571)	—	—	315,454
Issuance of shares for stock options (note 7(a)(iv))	8,000	1,033	—	—	(233)	—	800
Stock based compensation (note 7(b))	—	—	—	—	183,029	—	183,029
Net loss for the period	—	—	—	—	—	(427,194)	(427,194)

Balance — January 31, 2010	40,734,954	11,912,486	4,276,616	999,119	908,314	(2,488,691)	11,331,229

Balance — October 31, 2010	57,568,506	55,110,324	6,814,995	11,234,987	3,640,448	(6,733,940)	63,251,819
Issuance of shares for warrants (note 7(a)(i))	319,094	1,934,105	(319,094)	(495,774)	—	—	1,438,331
Issuance of shares for stock options (note 7(a)(ii))	316,666	245,752	—	—	(115,420)	—	130,332
Stock based compensation (note 7(b))	—	—	—	—	7,374,216	—	7,374,216
Net loss for the period	—	—	—	—	—	(7,550,716)	(7,550,716)

Balance — January 31, 2011	58,204,266	57,290,181	6,495,901	10,739,213	10,899,244	(14,284,656)	64,643,982

Quest Rare Minerals Ltd.
[An Exploration Stage
Corporation) Unaudited
STATEMENTS OF CASH FLOWS

	Three months
	ended January 31
	2011	2010
	$	$

OPERATING ACTIVITIES
Net loss for the period	(7,550,716)	(427,194)
Items not affecting cash
Interest income	(10,466)	—
Write-down of mining properties and deferred costs	296,200	—
Stock-based compensation (note 7(b))	6,813,932	177,565
Unrealized loss (gain) on investments held for trading	1,100	(10,000)

	(449,950)	(259,629)
Changes in non-cash working capital items related to operating activities (note 9)	(2,019,748)	(79,108)

Cash flows related to operating activities	(2,469,698)	(338,737)

INVESTING ACTIVITIES
Acquisition of investments	(25,000,000)	—
Mining properties and deferred costs (note 9)	(1,238,093)	(460,568)

Cash flows related to investing activities	(26,238,093)	(460,568)

FINANCING ACTIVITIES
Exercise of stock options	130,332	800
Exercise of warrants	1,438,331	315,454

Cash flows related to financing activities	1,568,663	316,254

Net decrease in cash during the period	(27,139,128)	(483,051)
Cash, beginning of period	50,449,202	5,222,448

Cash, end of period	23,310,074	4,739,397

See accompanying notes

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
1. NATURE OF OPERATIONS
Quest Rare Minerals Ltd. (formerly Quest Uranium Corporation) (the “Corporation”) was incorporated under the Canada Business Corporations Act on June 6, 2007.
The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas as described in note 6. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Quebec.
2. ACCOUNTING POLICIES
These unaudited interim financial statements have been prepared following the accounting policies as set out in the 2010 annual audited financial statements and using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited financial statements should be read in conjunction with the Corporation’s 2010 audited financial statements and accompanying notes.
3. CASH
Cash includes internally restricted cash in the amount of $9,912,400 as at January 31, 2011 ($11,500,000 — October 31, 2010) for exploration expenditures pursuant to flow-through share arrangements.
4. INVESTMENTS
The policy of the Corporation is to invest in zero-coupon Government of Canada bonds, Canadian provincial bonds or AAA rated Canadian corporate bond securities. Effective interest earned on investments held-to-maturity range from 1.21% to 1.94% per annum and these investments mature between July 2011 and December 2012. During the period ended January 31, 2011, $10,466 was recognized as interest income on held-to-maturity investments ($Nil — 2010) and $1,100 was recognized as an unrealized loss on the held-for trading investments (Unrealized gain of $10,000 — 2010).

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
4. INVESTMENTS (Cont’d)
Investments consist of the following:

			January 31, 2011		October 31, 2010
		Fair
		value	Carrying		Carrying
	Classification	level	value	Fair value	value	Fair value
			$	$	$	$

Canadian stocks	Held-for-trading	I	30,500	30,500	31,600	31,600
Corporate bonds	Held-to-maturity	II	3,949,387	3,950,400	—	—
Provincial bonds	Held-to-maturity	II	21,061,080	21,072,725	—	—

			25,040,967	25,053,625	31,600	31,600
Less: current portion			(16,305,865)		(31,600)

Investments — long-term			8,735,102		—

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2011	2010
	$	$
Trade	374,927	2,025,552
Due to related parties (note 8)	54,397	307,405

	429,324	2,332,957

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
6. MINING PROPERTIES AND DEFERRED COSTS
During the three-month period ended January 31, 2011, the Corporation maintained the following properties:

	October 31,				January 31,
	2010	Expenditures	Tax credits	Write-down	2011
	$	$	$	$	$

Quebec
Strange Lake
Acquisition	94,516	15,302	—	—	109,818
Exploration	5,436,412	1,125,623	—	—	6,562,035
Misery Lake
Acquisition	1,779,363	—	—	—	1,779,363
Exploration	1,457,208	86,216	—	—	1,543,424
Stewart Lake
Acquisition	42,113	—	—	(42,113)	—
Exploration	33,285	—	—	(33,285)	—
Nanuk
Acquisition	50,594	214	—	(22,355)	28,453
Exploration	262,224	135	—	(115,438)	146,921
Ramusio Lake
Acquisition	3,031	—	—	—	3,031
Exploration	—	—	—	—	—
Other
Acquisition	—	—	—	—	—
Exploration	—	5,568	—	(5,568)	—

	9,158,746	1,233,058	—	(218,759)	10,173,045

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

	October 31,				January 31,
	2010	Expenditures	Tax credits	Write-down	2011
	$	$	$	$	$

Newfoundland and Labrador
Strange Lake
Acquisition	155,889	—	—	—	155,889
Exploration	189,276	—	—	—	189,276
Misery Lake
Acquisition	—	—	—	—	—
Exploration	479	—	—	(320)	159
Alterra — Strange
Lake
Acquisition	13,870	—	—	—	13,870
Exploration	11,695	4,225	—	—	15,920
Ramusio Lake
Acquisition	3,480	—	—	—	3,480
Exploration	—	—	—	—	—
Other
Acquisition	—	—	—	—	—
Exploration	—	—	—	—	—

	374,689	4,225	—	(320)	378,594

New Brunswick
Plaster Rock
Acquisition	90,450	810	—	(53,737)	37,523
Exploration	41,411	—	—	(23,384)	18,027
Other
Acquisition	—	—	—	—	—
Exploration	—	—	—	—	—

	131,861	810	—	(77,121)	55,550

Properties	9,665,296	1,238,093	—	(296,200)	10,607,189
Stock-based compensation (note 7(b))	315,008	560,283	—	—	875,291

	9,980,304	1,798,376	—	(296,200)	11,482,480

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
During the three-month period ended January 31, 2010, the Corporation maintained the following properties:

	October 31,				January 31,
	2009	Expenditures	Tax credits	Write-down	2010
	$	$	$	$	$

Quebec
Strange Lake
Acquisition	24,580	—	—	—	24,580
Exploration	1,377,172	316,150	(137,012)	—	1,556,310
Misery Lake
Acquisition	1,738,661	40,116	—	—	1,778,777
Exploration	657,805	44,597	(19,327)	—	683,075
Stewart Lake
Acquisition	42,113	—	—	—	42,113
Exploration	27,953	9,701	(4,204)	—	33,450
Nanuk
Acquisition	19,300	—	—	—	19,300
Exploration	258,025	7,096	(3.075)		262,046
Other
Acquisition	3,600	—	—	—	3,600
Exploration	115,687	5,364	(2.325)	—	118,726

	4,264,896	423,024	(165.943)	—	4,521,977

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

	October 31,				January 31,
	2009	Expenditures	Tax credits	Write-down	2010
	$	$	$	$	$

Newfoundland and Labrador
Strange Lake
Acquisition	155,889	—	—	—	155,889
Exploration	186,368	2,978	—	—	189,346
Misery Lake
Acquisition	—	—	—	—	—
Exploration	—	493	—	—	493
Other
Acquisition	—	—	—	—	—
Exploration	41	2,036	—	—	2,077

	342,298	5,507	—	—	347,805

Ontario
Kenora North
Acquisition	62,644	—	—	—	62,644
Exploration	106,889	4,736	—	—	111,625
Snook Lake
Acquisition	16,284	—	—	—	16,284
Exploration	19,618	519	—	—	20,137
Other
Acquisition	—	—	—	—	—
Exploration	71,380	940	—	—	72,320

	276,815	6,195	—	—	283,010

New Brunswick
Plaster Rock
Acquisition	89,662	788	—	—	90,450
Exploration	14,515	23,689	—	—	38,204
Other
Acquisition	—	—	—	—	—
Exploration	—	1,365	—	—	1,365

	104,177	25,842	—	—	130,019

Properties	4,988,186	460,568	(165.943)	—	5,282,811

Stock-based compensation (note 7(b))	78,033	5,464	—	—	83,497

	5,066,219	466,032	(165.943)	—	5,366,308

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
The cumulative expenditures, net of proceeds from tax credits, are as follows:

	2011	2010
	$	$
|	|
Balance, beginning of period	9,980,304	5,066,219

Expenditures incurred during the period
Geochemical — rock	—	21,412
Geological	372,633	179,633
Drilling	587,147	147,565
Prospecting	7,209	11,012
Excavation	2,942	—
Trenching	2,942	2,088
Mining and Metallurgical	106,798	2,523
Prefeasibility Studies	34,527	—
Mining properties — administration	107,569	55,431
Mining properties — acquisitions	16,326	40,904
Stock-based compensation (note 7(b))	560,283	5,464

	1,798,376	466,032

Tax credits	—	(165,943)
Write-down of mining properties and deferred costs	(296,200)	—

	1,502,176	300,089

Balance — end of period	11,482,480	5,366,308

During the three-month period ended January 31, 2011, the Corporation performed impairment reviews of its properties and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value and those properties were written-down to their estimated fair value as follows:
Stewart Lake Project, Quebec
The Corporation decided to drop all of its 294 claims during the three-month period ended January 31, 2011. A write-down of $42,113 in acquisition costs and $33,285 in exploration costs was recorded related to these claims.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
Nanuk Uranium Project, Quebec
A total of 264 of the 600 claims were dropped during the three-month period ended January 31, 2011 in the southern and northern parts of the property, where previous work did not return any significant results. A write-down of $22,355 in acquisition costs and $115,438 in exploration costs was recorded related to these claims.
Misery Lake Rare Earth Project, Quebec and Newfoundland and Labrador
During the three-month period ended January 31, 2011, the Corporation dropped 1 license consisting of 91 of the 136 claims in Newfoundland and Labrador. A write-down of $320 in exploration costs was recorded related to these claims.
Plaster Rock Uranium and Copper Project, New Brunswick
A total of 116 of the 197 claims were allowed to lapse during the three-month period ended January 31, 2011, in the northern and western parts of the property where previous work did not return any significant results. A write-down of $53,737 in acquisition costs and $23,384 in exploration costs was recorded related to these claims.
7. SHARE CAPITAL
Share capital
Authorized
Common
An unlimited number of no par value shares.
Preferred
An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.
(a) Issued

	January 31, 2011		October 31, 2010
		Number of		Number of
	Amount	shares	Amount	shares
	$	#	$	#

Common shares	57,290,181	58,204,266	55,110,324	57,568,506

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
7. SHARE CAPITAL (Cont’d)
Issuances during the three-month period ended January 31, 2011
(i)	During the three-month period ended January 31, 2011, the Corporation issued 319,094 common shares at an average price of $4.51 per share for a total cash amount of $1,438,331 for warrants exercised resulting in $495,774 being transferred from warrants to share capital.

(ii)	During the three-month period ended January 31, 2011, the Corporation issued 316,666 common shares at an average price $0.41 per share for a total cash amount of $130,332 for stock options exercised, and an amount of $115,420 related to exercised stock options was transferred from contributed surplus to share capital.
Issuances during the three-month period ended January 31, 2010
(iii)	During the three-month period ended January 31, 2010, the Corporation issued 788,635 common shares at an average price of $0.40 per share for a total cash amount of $315,454 for warrants exercised resulting in $56,571 being transferred from warrants to share capital

(iv)	During the three-month period ended January 31, 2011, the Corporation issued 8,000 common shares at an average price $0.10 per share for a total cash amount of $800 for stock options exercised, and an amount of $233 related to exercised stock options was transferred from contributed surplus to share capital.
(b) Stock option plan
The outstanding options as at January 31, 2011 and 2010 and changes during the three-month periods then ended are summarized as follows:

	2011		2010
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	#	$	#	$

Outstanding, beginning of period	3,260,002	1.50	3,466,668	0.36
Granted	2,175,000	4.61	—	—
Exercised	(316,666)	0.41	(8,000)	0.10

Outstanding, end of period	5,118,336	2.89	3,458,668	0.36

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
7. CAPITAL STOCK (Cont’d)
The following options are outstanding and exercisable as at January 31, 2011.

Options outstanding
		Weighted
		average
		remaining	Weighted		Weighted
Range of	Number	contractual	average	Number	average
exercise price	outstanding	life	exercise price	exercisable	exercise price
$	#	(in years)	$	#	$

0.10 to 0.15	821,667	2.49	0.12	821,667	0.12
0.305	173,335	3.41	0.31	173,335	0.31
0.75	750,000	3.48	0.75	750,000	0.75
1.79 to 2.60	698,334	8.17	2.44	698,334	2.44
4.43 to 4.69	2,400,000	9.75	4.50	1,300,000	4.43
5.53 to 5.72	275,000	7.43	5.70	250,000	5.72

The fair value of stock options granted during the three-month period ended January 31, 2011 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

2011
Risk-free interest rate	1.89%
Expected volatility	150%
Dividend yield	Nil
Expected life (in years)	5
Fair value at grant date	$4.20
For the three-month period ended January 31, 2011, included in administration expenses in the statements of operations, comprehensive loss and deficit is stock-based compensation expense of $6,813,933 ($177,565 — 2010). Included in the mining properties and deferred costs was a stock-based compensation expense of $560,283 ($5,464 — 2010).

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
7. SHARE CAPITAL (Cont’d)

(c) Warrants
The outstanding warrants as at January 31, 2011 and 2010 and changes during the three-month periods then ended are summarized as follows:

	2011		2010
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	#	$	#	$

Outstanding, beginning of period	6,814,995	4.56	5,065,251	1.30
Exercised	(319,094)	4.51	(674,999)	0.40
Committed	—	—	(113,636)	0.40

Outstanding, end of period	6,495,901	4.56	4,276,616	1.46

The following warrants are outstanding and exercisable as at January 31, 2011.

		Weighted average
Range of	Number	remaining contractual	Weighted average
exercise price	outstanding	life	exercise price
$	#	(in years)	$

2.30 to 3.25	1,401,536	0.75	3.22
4.25 to 5.00	5,094,365	0.51	4.93

No warrants were granted during the three-month periods ended January 31, 2011 and 2010.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
8. RELATED PARTY TRANSACTIONS
All of the following related party transactions occurred in the normal course of operations and were measured at the exchange amounts.
(a)	During the three-month period ended January 31, 2011, the Corporation retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. For the three-month period ended January 31, 2011, the total amount for such services provided was $52,800, of which $30,400 was recorded in mining properties and deferred costs, and $22,400 in administration expenses ($37,025, of which $22,650 was recorded in mining properties and deferred costs and $14,375 in administration expenses — 2010). As at January 31, 2011, an amount of $24,147 ($Nil — October 31, 2010) owing to this company was included in accounts payable and accrued liabilities.

(b)	During the three-month period ended January 31, 2011, the Corporation retained the services of certain members of the Board of Directors of the Corporation to carry out professional services. For the three-month period ended January 31, 2011, the total amount for such services provided was $15,241 which was recorded in professional fees ($6,000 — 2010). As at January 31, 2011, an amount of $6,241 ($Nil — October 31, 2010) owing to certain members of the Board of Directors was included in accounts payable and accrued liabilities.

(c)	During the three-month period ended January 31, 2011, the Corporation incurred fees in the amount of $48,622 ($13,174 — 2010) to a law firm of which an officer and director of the Corporation is a partner, and was recorded in professional fees. As at January 31, 2011, an amount of $24,009 ($307,405 — October 31, 2010) owing to this law firm was included in accounts payable and accrued liabilities.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
9. STATEMENTS OF CASH FLOWS
Non-cash working capital items related to operating activities

	2011	2010
	$	$

Non-cash working capital items are as follows:
Commodity taxes receivable	98,550	39,706
Prepaid expenses and deposits	(214,665)	8,959
Accounts payable and accrued liabilities	(1,903,633)	(127,773)

Changes in non-cash working capital items related to operating activities	(2,019,748)	(48,665)

Mining properties and deferred costs

	2011	2010
	$	$

Total additions to mining properties and deferred costs (note 6)	1,798,376	466,032
Stock-based compensation (note 7(b))	(560,283)	(5,464)

Cash flows related to mining properties and deferred costs	1,238,093	460,665

10. INCOME TAXES
At January 31, 2011, the Corporation had $11.5 million (note 3) available to be renounced pursuant to its flow-through share arrangements, the tax impact of which will be recorded upon renunciation.
11. CONTINGENCIES
The Corporation’s mining and exploration activities are subject to various federal, provincial and local laws and regulations governing the protection of the environment as well as to obtain permits necessary for the Corporation’s operations. These laws and regulations are continually changing and generally becoming more restrictive. The Corporation believes it conducts its operations so as to protect public health and the environment, and its operations are materially in compliance with all applicable laws and regulations and therefore it will be granted the required permits. The Corporation has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
January 31, 2011
12. COMMITMENTS
The Corporation has a lease for its premises and other operating leases.
The following are the Corporation’s minimum annual rental payments for the next four years:

$
2011	377,181
2012	208,213
2013	60,916
2014	6,000

652,310

13. COMPARATIVE INTERIM FINANCIAL STATEMENTS
The comparative interim financial statements have been reclassified from statements previously presented to conform to the presentation of the January 31, 2011 interim financial statements.